SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CORPORATE TAXPAYER’S ID (CNPJ) 33.042.730/0001 -04
COMPANIES REGISTRY (NIRE) 33300011595

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

In view of the Companhia Siderúrgica Nacional’s Board of Directors’ approval, pursuant to article 31 of its Bylaws and article 204 of Law 6,404/76, as advance of the minimum mandatory dividend, the payment of dividends to shareholders in the amount of R$160,000,000.00 (one hundred sixty million reais) to the account of income computed in the balance sheet as of June 30, 2008, we announce the following to Shareholders:

1.
The holders of Company’s shares as of August 20, 2008 are entitled to receive dividends at the ratio of R$0.207935 per outstanding share of capital stock on the date hereof, not being subject to withholding income tax – IRRF, pursuant to the applicable legislation.

2.
Dividends will be available to Shareholders domiciled in Brazil as of August 27, 2008, with no monetary restatement, at their banking domiciles as informed to the depositary institution, Banco Itaú S.A.

3.	Shareholders users of fiduciary custody will have dividends credited in accordance with the procedures adopted by the Stock Exchanges.

4.
Shareholders whose register does not include the Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ) or banking information (bank/account number) will have dividends credited within three (3) business days as of the due regularization of respective registers at branches of Banco Itaú S.A.

5.	Shareholder Service locations: Branches of Banco Itaú S.A., Shareholders service department, during banking hours.

6.	We point out that as of August 21, 2008, inclusive, these shares will be traded ex- dividend at the Stock Exchanges.

Rio de Janeiro, August 14, 2008.

Companhia Siderúrgica Nacional
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.